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                            September 23, 2021

       Yanming Liu
       Chief Executive Officer
       Venus Acquisition Corporation
       477 Madison
       Avenue, 6th Floor
       New York, NY 10022

                                                        Re: Venus Acquisition
Corp
                                                            Amendment No. 1 to
Registration Statement on Form S-4
                                                            Filed September 3,
2021
                                                            File No. 333-257518

       Dear Mr. Liu:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 13, 2021 letter.

       Amendment No. 1 to Registration Statement on Form S-4

       Cover Page

   1.                                                   We note the revisions
made in response to prior comment 1. Please revise to
                                                        prominently state that
VIYI is not a Chinese operating company but a Cayman Islands holding company with
its operations conducted by its subsidiaries and through contractual arrangements with a
VIE.
   2. We note the revisions made in response to prior comment 4, including disclosure on page
                                                        43 indicating that New
Venus will be a "controlled company" after the business
                                                        combination. Please
revise the cover page to disclose New Venus' expected status as a
 Yanming Liu
FirstName LastNameYanming
Venus Acquisition CorporationLiu
Comapany 23,
September NameVenus
              2021    Acquisition Corporation
September
Page 2    23, 2021 Page 2
FirstName LastName
         "controlled company."
Summary of the Proxy Statement/Prospectus, page 11

3. We note your response to prior comment 11; however, we were unable to locate a diagram that depicts your post-business combination structure and identifies the ownership percentages of various securityholder groups. Please revise or advise.
4. In response to prior comment 13, you state that VIYI is currently not required to obtain approval from Chinese authorities to list on U.S. exchanges and thus have not received any explicit permission or denial from the CSRC, CAC or other Chinese authorities. We note that the above statement focuses on permissions required to list on U.S. exchanges.
         Please broaden your disclosure to address any permissions required to approve of the
         VIE   s operations and any permissions required to operate and issue
VIYI's securities to
         foreign investors. Please ensure that you affirmatively state whether VIYI or its VIE and subsidiaries have received all such requisite permissions and whether any such permissions have been denied.
5. We note the risk factor disclosure you highlight in response to prior comment 16. Please revise your summary section to provide all of the disclosure requested by prior comment
         16 in the summary.
Risk Factors, page 22

6. We note your response to prior comment 12. Please further revise to specifically discuss risks and uncertainties regarding the enforcement of laws and that rules and regulations in
         China can change quickly with little advance notice; the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of VIYI's ordinary shares. Also address the risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
Summary of the Proxy Statement/Prospectus
Summary Financial Information of VIYI, page 25

7. Please explain why the VIE's operating revenue significantly declines over the reporting periods. For example, operating revenue reported in the year ending December 31, 2019 and 2020 was RMB 111,185,073 and RMB 149,575,631 then declines to RMB 7,112,735 for the six months ending June 30, 2021. In addition, clarify why there was no cost of revenue reported for the six months ending June 30, 2021. Indicate whether these results are due to the January 11, 2021 transfers of equity interest in certain entities by Shenzhen
         Yitian to Weidong. If so, clarify whether these business or entities are not subject to risk
 Yanming Liu
FirstName LastNameYanming
Venus Acquisition CorporationLiu
Comapany 23,
September NameVenus
              2021    Acquisition Corporation
September
Page 3    23, 2021 Page 3
FirstName LastName
         that they might be in a restricted business. Lastly, please describe the terms and reasons for the significant intercompany receivable on the VIE's balance sheet as of June 30, 2021.
Background of the Business Combination
Basis for Venus Board of Directors' Recommendation - Fairness Opinion, page 90

8. We note the revisions made in response to prior comment 25; however, we were unable to locate disclosure responsive to Item 1015 of Regulation M-A. For example, please revise to disclose any material relationship that existed during the past two years or is mutually understood to be contemplated and any compensation received or to be received as a result of the relationship between Venus and King Kee Appraisal and Advisory Limited, including the amount of compensation that King Kee has received, and will receive, related to the fairness opinion and any amount that is contingent upon the successful completion of the business combination.
Business Combination Proposal
Projected Financial Metrics (000RMB), page 96

9. You disclose that VIYI Algorithm Inc., previously known as VIYI Technology Inc., is a company incorporated on September 24, 2020. Please expand your disclosures to explain in greater detail your basis for presenting significant growth in your financial projection when your company appears to have a limited operating history and operates in a competitive industry. In this regard, please segregate your projected revenue by each revenue stream and by geographic location. Disclose underlying assumptions that are driving growth for each revenue stream (e.g., number of chips sold per year). Separately disclose the projected operating revenue and results associated with your VIE. Refer to
         Item 10 of Regulation S-K. In addition, explain why you are presenting under Yen currency instead of using RMB.
10. Please disclose the material assumptions underlying the projections for Gross Profit,
         Adjusted EBITDA, and Net Profit. Refer to Item 10(b)(3)(i) of Regulation S-K. If
         material, disclose projected operating and other expenses. Additionally, provide projection disclosure for each reportable operating segment consistent with your segment footnotes.
Management's Discussion and Analysis of Financial Condition and Results of Operations of
VIYI
Key Factors Affecting Results of Operations, page 130

11. We have reviewed your response to prior comment 28 and note that you disclose total number of customers, new customers, average annualized revenue per customer, and customer retention rate by segment. Please include a discussion of how you define the average annualized revenue per customer. In addition, please revise to include statements indicating the reasons why each metric provides useful information to investors and how management uses the metrics in managing or monitoring the performance of the business.
         Refer to SEC Release No. 33-10751.
 Yanming Liu
FirstName LastNameYanming
Venus Acquisition CorporationLiu
Comapany 23,
September NameVenus
              2021    Acquisition Corporation
September
Page 4    23, 2021 Page 4
FirstName LastName
Results of Operations, page 133

12. You disclose that the increases in your operating expenses were mainly due to the increase in the number of your employees as VIYI set up or acquired new subsidiaries since May
         2020. Please tell us what consideration you gave in quantifying these fluctuations. In this regard, it may be beneficial to provide comparative headcount data to assist in explaining significant fluctuations related to changes in personnel levels. Refer to Section III.D of
         SEC Release 33-6835. Additionally, given that your operating expenses were impacted by an increase in the number of VIYI employees, please tell us why the cost of revenues has not been similarly impacted.
13. You disclose that while the overall cost of revenues has increased, the cost of revenues for
         Central Processing Algorithm Services declined by 43.7% mainly due to improvement in
         technology where VIYI   s algorithm could allow more advertisements to
be placed from
         the same internet traffic, thus reducing its channel costs. Please clarify whether you anticipate this to be a continuing trend. Additionally, given that your operating expenses were impacted by an increase in the number of VIYI employees, please tell us why the cost of revenues of the Central Processing Algorithm Services segment has not been similarly impacted.
Pro Forma Combined Statements of Operation, page 179

14. Please revise to add a column to reflect the results of the Fe-da Electronics as if the acquisition had been completed on January 1, 2020. We refer you to Rule 11-02(b) of
         Regulation S-X.
Compensation of Directors and Executive Officers, page 189

15. We note the revisions made in response to prior comment 39; however, we were unable to locate executive compensation disclosure in compliance with Item 402 of Regulation S-
         K. Please revise to provide this disclosure or advise.
Security Ownership of Certain Beneficial Owners and Management Prior to the Business
Combination, page 190

16. We note the table added in response to prior comment 33. Please revise to ensure that this table provides all of the disclosure required by Item 403 of Regulation S-K, including the beneficial ownership of management and the natural persons who directly or indirectly exercise sole or shared voting and/or dispositive power over shares held by entities.
Venus Acquisition Corporation
Notes to Unaudited Condensed Consolidated Financial Statements
Note 2 - Revision of Previously Issued Financial Statements, page F-9

17. You disclose that 4,600,000 of public warrants to be issued in the offering are now classified in equity while previously you determined these warrants did not meet the
 Yanming Liu
Venus Acquisition Corporation
September 23, 2021
Page 5
      criteria for equity treatment and recorded them as a liability. Please provide us with an accounting analysis that supports this change in accounting treatment. In addition, we note that this correction was identified on June 30, 2021 since you revisited your prior position on accounting for public warrants. Please tell us why you have not filed an Item 4.02 of
      Form 8-K to report this restatement.
VIYI Algorithm Inc and Subsidiaries
Note 2 - Summary of significant accounting policies
Revenue recognition, page F-49

18. Please clarify why you believe revenue recognized from the resale of intelligent chips products and accessories should be presented on a gross basis. We refer you to ASC 606-
      10-55-36 to 55-40. Please clarify whether you purchase and warehouse the products and accessories before delivery to your customers. You state that you have the obligation to
      (i) fulfill the products delivery and (ii) bear any inventory risk as legal owners. Please describe your role in delivering the product to a customer. In addition, explain how you concluded you control setting the selling price in detail. Explain how you evaluated whether the selling price is determined by the marketplace. Please indicate whether the chip products are procured from one vendor.
General

19. We note your response to prior comment 42. Please file a legal opinion from the Zhou Ne
      Law Firm as an exhibit. Additionally, please ensure you identify each prospectus disclosure that constitutes the opinion of the Zhou Ne Law Firm as such.
       You may contact Amanda Kim, Staff Accountant, at (202) 551-3241 or
Stephen
Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Mitchell Austin, Staff
Attorney, at (202) 551-3574 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.



                                                            Sincerely,
FirstName LastNameYanming Liu
                                                            Division of
Corporation Finance
Comapany NameVenus Acquisition Corporation
                                                            Office of
Technology
September 23, 2021 Page 5
cc:       Brian C. Daughney, Esq.
FirstName LastName